UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ShockWave Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82489T 104

(CUSIP Number)

Marc Began, Esq.

ABIOMED, Inc.

22 Cherry Hill Drive

Danvers, Massachusetts 01923

978-646-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. ABIOMED, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,610,843
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,610,843
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,843
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.77%
(14)	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No.1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 22, 2019 (the “Original Schedule 13D”) by ABIOMED, Inc., a Delaware corporation (“ABIOMED”), relating to the common stock, par value $0.001 per share (“Common Stock”), of ShockWave Medical, Inc., a Delaware corporation (the “Issuer”). Except as otherwise specified in Amendment No.1, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. This Amendment constitutes an exit filing of ABIOMED.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentage of beneficial ownership reported in this Item 5, and on the cover page to this Schedule 13D, is based on a total of 33,782,606 shares of Common Stock issued and outstanding as of June 19, 2020, as reported in the Issuer’s prospectus, dated as of June 17, 2020, relating to the issuance and sale of 1,955,000 shares of Common Stock (the “Offering”). All of the share numbers reported below, and on the cover page to this Schedule 13D, are as of June 19, 2020, unless otherwise indicated. The cover page to this Schedule 13D is incorporated by reference in its entirety into this Item 5(a, b).

ABIOMED directly holds, and thus has sole voting and dispositive power over, 1,610,843 shares of Common Stock, or approximately, 4.77% of the outstanding shares of Common Stock.

(c) ABIOMED has not effected any transaction in shares of the Common Stock from March 21, 2019 to July 13, 2020. On July 14, 2020, ABIOMED sold 68,000 shares of Common Stock.

(e) As a result of the Offering, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Common Stock based on the number of shares of Common Stock outstanding as reported by the Company as of June 19, 2020.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Amended and Restated Investor Rights Agreement between the Issuer and the investors listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-229590) initially filed by the Issuer with the SEC on February 8, 2019).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	July 15, 2020

ABIOMED, INC.
By:	/s/ Marc A. Began
Marc Began Vice President, General Counsel and Secretary